

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

Jagadeesh Reddy
Chief Executive Officer
Mayville Engineering Company, Inc.
135 South 84th Street, Suite 300
Milwaukee, Wisconsin 53214

> **Re: Mayville Engineering Company, Inc.**
> **Registration Statement on Form F-3**
> **Filed March 7, 2024**
> **File No. 333-277747**

Dear Jagadeesh Reddy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Russ Ryba